COCA-COLA AMATIL
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

File Number: 82.2994

02015676

13 February 2002

SUPPL

RECEIVED MAR 01 2002 143 PROCESSING SECTION WASH., D.C.

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

The Manager Listings
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

REPORT ON CONSOLIDATED RESULTS FOR YEAR ENDED 31/12/01

- **Net profit for the ongoing business[1] (excluding the Philippines operation) increased by 15.1% to $171.1 million.**
  Return on capital employed for the ongoing business increased by 0.3 points to 7.6%.
  Earnings per share, reported[1], increased 28.4% to 25.3 cents.
  Free cash flow for the ongoing business continued to be strong at $180.4 million.

- **Reported net profit (excluding the gain on sale of the Philippines) was $201.3 million compared to $204.0 million in 2000. The after tax gain on sale of the Philippines was $246.5 million.**

- **Excellent customer relationships underscored Australia's net sales revenue growth of 7.5%. Strong EBIT margins continue in Australia notwithstanding higher raw material costs.**

- **South Korea recorded a stand out result with EBIT up 56% as a consequence of achievements in sales execution, new product launches and cost reduction programs.**

- **EBIT in Oceania and Indonesia was adversely impacted by higher raw material costs and adverse currency movements.**

A. OVERVIEW

Sydney, 13 February 2002: Coca-Cola Amatil Limited (CCA) recorded a consolidated net profit for the year ended 31 December 2001 (before the gain on sale of the Philippines operation) of $201.3 million compared to $204.0 million in 2000. The after tax gain on sale of the Philippines operation was $246.5 million.

CCA's ongoing business had an excellent year in 2001 with a 15.1% increase in net profit to $171.1 million despite higher raw material costs in all markets and challenging trading conditions in Indonesia. The improvement in the results for the Company reflects a focus on growing revenue with strong customer service improvements, delivering cost savings and better capital management supported by a strong relationship with The Coca-Cola Company (TCCC).

1 Reported net profit includes the Philippines operation for the four month period ended 27 April 2001 ($30.2 million) and the twelve month period ended 31 December 2000 ($55.3 million). The ongoing business excludes the Philippines operation.

	Ongoing Business $ million	
Revenue from sales of beverages	**3,271.0**	up 8.7%
EBIT	**372.3**	up 5.1%
Net profit	**171.1**	up 15.1%
Capital Expenditure to Net Sales Revenue	**4.7%**	improved by 0.7pts
Return on Capital Employed (ROCE)[2]	**7.6%**	up 0.3pts
Earnings per share[3] (reported)	**25.3 cents**	up 28.4%

ROCE for the ongoing business improved by 0.3 points to 7.6% reflecting the 5.1% EBIT growth for the Group on sales volume of 595.3 million unit cases[4], an increase of 5.2% in 2001.

The operating performance for each of CCA's businesses is reviewed below (refer to Review of Performance).

Positive Free Cash Flow

CCA continued to deliver strong free cash flow[5] for the ongoing business of $180.4 million in 2001. Capital expenditure, for the ongoing business, was $153.7 million representing a ratio to net sales revenue of 4.7% (down from 5.4% in the prior year). The reduction in this ratio reflects CCA's focus on realising benefits from investment programs completed in prior years and ensuring that capital is allocated in a disciplined manner. Future capital expenditure will be targeted within a range of 5% to 6% of net sales revenue.

Year End Dividend

A year end dividend of 7 cents per share (partly franked to 3.5 cents per share, at the 30% corporate tax rate) has been declared and will be paid on 28 March 2002. This brings the full year dividends to 14 cents per share (partly franked to 7 cents per share). This compares to the final dividend in 2000 of 6 cents per share (partly franked to 2.5 cents per share, at a 34% corporate tax rate) and a full year dividend in 2000 of 12 cents per share (partly franked to 5 cents per share). The Record Date for determining dividend entitlements is 8 March 2002.

2. ROCE is earnings before interest and tax divided by the average capital employed (equity plus net debt).
3. Reported earnings per share is based on the weighted average shares outstanding of 796.1 million in 2001, following buy-back and cancellation of approximately 373 million shares as part consideration for the sale of the Philippines business.
4. A unit case is the equivalent of twenty-four 8oz serves or 5.678 litres.
5. Free cash flow is cash flow generated by the business which is available for return to shareholders and/or repayment of debt calculated as cash flow from operating activities less investment in infrastructure.

B. REVIEW OF PERFORMANCE

Australia	**2001**	**2000**	*Change*
Revenue from Sales of Beverages ($ million)	**1,675.1**	1,558.1	*7.5%*
Net Sales Revenue per unit case	$6.09	$5.92	*2.9%*
Sales Volume (million unit cases)	275.1	263.3	*4.5%*
EBIT ($ million)	**262.1**	248.4	*5.5%*
EBIT Margin	**15.6%**	15.9%	
Capital Expenditure to Net Sales Revenue	**3.5%**	4.8%	

During 2001 the Australian business continued to enhance customer relationships and reported a strong result with the 5.5% EBIT growth driven by a 7.5% increase in net sales revenue. The growth in net sales revenue arose due to:

- sales volume increasing by 4.5% across all major channels led by growth in Fanta flavours, PowerAde, water and energy drinks. Volume growth in the year was well ahead of the compound annual growth rate for the last five years of 3%;
- a mix shift towards higher margin multi-pack cans in foodstores and packaged products in the convenience & leisure channel; and
- net sales revenue per unit case rising by nearly 3% mainly reflecting a recovery of costs through price increases during the year.

Despite an increasingly competitive environment, CCA through its innovative sales and marketing efforts managed to increase its market share across a number of channels in the non-alcoholic ready-to-drink market and the carbonated soft drink segment.

The 2001 EBIT margin has remained strong at 15.6% despite cost of goods sold per unit case increasing by almost 7%. The increased cost of goods sold per unit case was mainly due to higher sugar and resin costs from weakness in the Australian dollar and unfavourable commodity price movements. Cost pressure also arose from the one-off cost of restructuring the manufacturing operations towards a national network.

Oceania (New Zealand, Papua New Guinea, Fiji)	2001	2000	*Change*
Revenue from Sales of Beverages ($ million)	**354.7**	332.0	*6.8%*
Net Sales Revenue per unit case	$5.39	$5.26	*2.5%*
Sales Volume (million unit cases)	65.8	63.1	*4.3%*
EBIT ($ million)	**47.9**	49.0	*(2.2)%*
EBIT Margin	**13.5%**	14.8%	
Capital Expenditure to Net Sales Revenue	**4.1%**	6.9%	

The Oceania region experienced a 7.8% increase in cost of goods sold per unit case, in local currency terms, but was still able to record a solid result. The New Zealand business achieved growth in EBIT in 2001, however, it was not sufficient to offset a decline in the PNG result leading to a 2.2% fall in Oceania's EBIT. The net sales revenue growth of 6.8% over the prior year arose from:

- the success of Fanta flavours across the region;
- good growth from immediate consumption and take home packages in New Zealand;
- growth in can sales in PNG; and
- the re-established sales and marketing programs in Fiji following the political unrest in 2000.

The lower PNG result reflects the challenging economic conditions in that country, the impact of an approximate 20% decline in the Kina against the Australian dollar and the inability to fully recover the cost increases in the short term.

South Korea	**2001**	**2000**	*Change*
Revenue from Sales of Beverages ($ million)	**844.5**	779.5	*8.3%*
Net Sales Revenue per unit case	$6.04	$5.85	*3.2%*
Sales Volume (million unit cases)	139.9	133.3	*5.0%*
EBIT ($ million)	**26.2**	16.8	*56.0%*
EBIT Margin	**3.1%**	2.2%	
Capital Expenditure to Net Sales Revenue	**3.2%**	4.1%	

The South Korean business achieved excellent growth in net sales revenue and profitability during 2001 to record the stand out performance for the Group. The restructuring which has taken place since CCA's acquisition in August 1998 is continuing to deliver improvements in returns to shareholders.

The management team in South Korea continues to drive effective sales execution in the marketplace through channel specific activities and strengthening relationships with key customers. These actions delivered an 8.3% growth in net sales revenue and improvements in CCA's market share despite uneven consumer sentiment throughout 2001. Significant sales successes were achieved during the year, particularly for brand Fanta and new product launches. Qoo, launched in April 2001, has achieved strong market acceptance, and is now CCA's third largest brand in the country.

EBIT grew by 56% due to the net sales revenue growth and significant cost reduction initiatives that have streamlined the ongoing cost base of the business. CCA has reduced the number of expatriate staff in South Korea and continues to emphasise the development of strong local managers. To ensure the appropriate cost structure is established for the business, two early retirement initiatives were undertaken in 2001 resulting in a 6% reduction in the overall workforce numbers.

South Korea has continued with its new product introductions with the December 2001 launch of Bombit Maesil, a plum juice drink. The brand is already recording sales ahead of expectation. Further new products will be launched in South Korea throughout 2002.

Indonesia	2001	2000	*Change*
Revenue from Sales of Beverages ($ million)	**396.7**	338.6	*17.2%*
Net Sales Revenue per unit case	$3.46	$3.19	*8.5%*
Sales Volume (million unit cases)	114.5	106.1	*7.9%*
EBIT ($ million)	**36.1**	40.2	*(10.2)%*
EBIT Margin	**9.1%**	11.9%	
Capital Expenditure to Net Sales Revenue	**13.2%**	8.7%	

To maintain affordability in a climate of declining consumer confidence and general price inflation, the cost increases experienced in 2001 were not fully passed on to consumers. A 17% growth in net sales revenue per unit case, in local currency terms, only partially recovered the greater than 30% increase in cost of goods sold per unit case. The weakness of the Rupiah exchange rate significantly impacted raw material cost in the latter part of the year.

The consumer promotions and market activation activities undertaken did not sufficiently offset the decline in consumer confidence leading to lower sales in the key medium returnable glass package. However, sales of can and PET packages, which are bought by less price sensitive consumers, achieved good growth in the year particularly during the traditionally strong festive season (November and December in 2001).

18 million physical cases of production capacity was added in 2001 resulting in Indonesia's capital expenditure increasing by approximately $20 million. The increased capacity has positioned the business to benefit from the future growth in consumption from the current low levels.

Despite the challenging economic conditions CCA remains confident about the long term growth prospects in Indonesia particularly increases in consumption of our core carbonated soft drink brands.

The Manager Listings
Australian Stock Exchange Limited

13 February 2002

Business Review

At the Annual General Meeting on 24 April 2002, CCA will provide a progress report on the outcomes from the comprehensive business review, announced in mid December.

The review has been focussed on best practice shortfalls, non-performing assets and the elimination of non mission-critical activities. The initiatives established from the review will support the growth targets established for the business.

These targets for the next three years are:

- Earnings growth of 10% to 15% pa
- Earnings per share growth of 12% to 15% pa
- Return on capital employed growth of 1% to 1.5% pa

The key drivers for our returns improvement will be revenue generation, cost reduction, capital management and customer service improvement, supported by a strong relationship with The Coca-Cola Company.

CCA is one of the largest bottlers of non-alcoholic beverages in the Asia Pacific region. The Company operates in six countries (Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia), employs approximately 17,000 people and has access to 283 million consumers through 600,000 trade customers.

ENDS

CCA will host a presentation to analysts and media today at 2.30pm, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

CCA will release its First Quarter Interim Performance Update on 24 April 2002 and discussion of those results will be made at the Company's Annual General Meeting on that day at 10am.

For further information, please contact:
Peter Steel Telephone: 61 2 9259 6553
E-mail: peter.steel@anz.ccamatil.com

13 February 2002

Preliminary final report

Name of entity

COCA-COLA AMATIL LIMITED

ABN	Half yearly (tick)	Preliminary final (tick)	Financial year ended ('current period')
26 004 139 397		✓	31 December 2001

For announcement to the market

Coca-Cola Amatil Limited Group:				A$M
Revenue from sales of beverages (item 1.1)	**down**	**10.9%**	**to**	**3,675.3**
Earnings before interest and tax (EBIT) (item 1.11.1)*	**down**	**7.2%**	**to**	**425.2**
Profit from ordinary activities after tax attributable to members (item 1.11.7)*	**down**	**1.3%**	**to**	**201.3**
* *Excluding profit from sale of the Philippines operation of $246.5m (item 12.7.5)*				
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20)	**up**	**118.7%**	**to**	**449.0**
Profit from ordinary activities after tax attributable to members (item 1.23)	**up**	**119.5%**	**to**	**447.8**
Profit from extraordinary items after tax attributable to members (item 2.5)		-		-
Net profit for the period attributable to members (item 1.11)	**up**	**119.5%**	**to**	**447.8**

Coca-Cola Amatil Limited Group Ongoing business (excluding Philippines operation):				
Revenue from sales of beverages (item 1.1)	**up**	**8.7%**	**to**	**3,271.0**
EBIT (item 1.11.1)*	**up**	**5.1%**	**to**	**372.3**
Profit from ordinary activities after tax attributable to members (item 1.11.7)*	**up**	**15.1%**	**to**	**171.1**
* *Excluding profit from sale of the Philippines operation of $246.5m (item 12.7.5)*				

Dividends	Amount per security	Franked amount per security at 30% tax rate (2000: 34% tax rate)
Final dividend (item 15.4)	**7.0¢**	**3.5¢**
Previous corresponding period (item 15.5)	6.0¢	2.5¢
Record date for determining entitlements to the dividend (item 15.2)	**Friday 8 March 2002**	

	Consolidated Statement of Financial Performance	Current period A$M	Previous corresponding period A$M	Change %
1.1	**Revenue from sales of beverages**			
	Ongoing business	**3,271.0**	3,008.2	**8.7**
	Philippines (item 14.3)	**404.3**	1,116.1	
		3,675.3	4,124.3	**(10.9)**
1.1.1	Proceeds from sale of the Philippines operation	**2,124.3**	-	
1.1.2	Other revenue	**104.8**	118.3	
1.1.3	Total revenue from ordinary activities, before interest income (item 1.24.5)	**5,904.4**	4,242.6	
1.2	Expenses from ordinary activities (item 1.24.13)	**(5,237.8)**	(3,784.2)	
1.3	Borrowing expenses	**(170.0)**	(205.7)	
1.3.1	Interest income (item 1.24.6)	**27.7**	46.4	
1.3.2	Net borrowing expenses	**(142.3)**	(159.3)	
1.4	Share of net profit of associates and joint venture entities (item 16.1)	**-**	-	
1.5	**Profit from ordinary activities before tax**	**524.3**	299.1	
	Comprising the following:			
	Profit from ordinary activities before tax and excluding profit from sale of the Philippines operation (item 1.11.3)	**282.9**	299.1	
	Profit from sale of the Philippines operation (item 12.7.3)	**241.4**	-	
		524.3	299.1	
1.6	Income tax expense on ordinary activities	**(75.2)**	(92.9)	
1.7	**Profit from ordinary activities after tax**	**449.1**	206.2	
1.8	Profit from extraordinary items after tax (item 2.5)	**-**	-	
1.9	**Net profit**	**449.1**	206.2	
1.10	Net profit attributable to outside equity interests	**(1.3)**	(2.2)	
1.11	**Net profit for the period attributable to members of Coca-Cola Amatil Limited** (item 1.13)	**447.8**	204.0	**119.5**
	Other valuation adjustments recognised directly in equity			
	Net increase in asset revaluation reserve	**-**	35.5	
	Net exchange difference on translation of financial statements of foreign controlled entities	**131.9**	(53.9)	
	Valuation adjustments attributable to members of Coca-Cola Amatil Limited and recognised directly in equity	**131.9**	(18.4)	
	Total changes in equity other than those resulting from transactions with members of Coca-Cola Amatil Limited as owners	**579.7**	185.6	

	Net Profit for the Period Attributable to Members of Coca-Cola Amatil Limited Excluding Profit from Sale of the Philippines Operation			
1.11.1	**EBIT**			
	Ongoing business	**372.3**	354.4	**5.1**
	Philippines (item 14.3)	**52.9**	104.0	
		425.2	458.4	**(7.2)**
1.11.2	Net borrowing expenses (item 1.3.2)	**(142.3)**	(159.3)	
1.11.3	**Profit from ordinary activities before tax (item 1.5)**	**282.9**	299.1	
1.11.4	Income tax expense on ordinary activities	**(80.3)**	(92.9)	
1.11.5	**Net profit**	**202.6**	206.2	
1.11.6	Net profit attributable to outside equity interests (item 1.10)	**(1.3)**	(2.2)	
1.11.7	**Net profit for the period attributable to members of Coca-Cola Amatil Limited**	**201.3**	204.0	**(1.3)**
	Ongoing business	**171.1**	148.7	**15.1**
	Philippines (item 14.3)	**30.2**	55.3	
		201.3	204.0	

	Consolidated Retained Profits	**Current period A$M**	Previous corresponding period A$M	**Change %**
1.12	Retained profits at the beginning of the financial period	**1,435.2**	1,356.3	
1.13	Net profit attributable to members of Coca-Cola Amatil Limited (item 1.11)	**447.8**	204.0	
1.14	Net transfers (to) reserves	**(293.9)**	-	
1.15	Net effect of changes in accounting policies	**-**	-	
1.16	Dividends and other equity distributions paid or payable*	**(47.5)**	(125.1)	
1.17	**Retained profits at the end of the financial period**	**1,541.6**	1,435.2	

* *The 2001 final dividend has not been provided for in the financial statements, refer to the basis of accounts preparation section of this report.*

	Profit Restated to Exclude Amortisation of Goodwill			
1.18	Profit from ordinary activities after tax before outside equity interests (item 1.7) and amortisation of goodwill	**450.3**	207.5	
1.19	Less outside equity interests	**(1.3)**	(2.2)	
1.20	**Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members of Coca-Cola Amatil Limited**	**449.0**	205.3	**118.7**

	Profit from Ordinary Activities Attributable to Members of Coca-Cola Amatil Limited			
1.21	Profit from ordinary activities after tax (item 1.7)	**449.1**	206.2	
1.22	Less outside equity interests	**(1.3)**	(2.2)	
1.23	**Profit from ordinary activities after tax attributable to members of Coca-Cola Amatil Limited**	**447.8**	204.0	**119.5**

	Revenues and Expenses from Ordinary Activities			
1.24	Details of revenues and expenses			
1.24.1	**Revenue from ordinary activities**			
1.24.2	Revenue from sales of beverages	**3,675.3**	4,124.3	
1.24.3	Proceeds from sale of the Philippines operation (item 12.7.1)	**2,124.3**	-	
1.24.4	Other revenue	**104.8**	118.3	
1.24.5	**Total revenue from ordinary activities, before interest income**	**5,904.4**	4,242.6	
1.24.6	Interest income	**27.7**	46.4	
1.24.7	**Total revenue from ordinary activities**	**5,932.1**	4,289.0	**38.3**
1.24.8	**Expenses from ordinary activities**			
1.24.9	Cost of goods sold			
	Ongoing business	**(1,933.7)**	(1,697.3)	
	Philippines (item 14.3)	**(247.6)**	(688.0)	
		(2,181.3)	(2,385.3)	
1.24.10	Other expenses			
	Ongoing business			
	Selling expenses	**(492.1)**	(499.6)	
	Warehousing and distribution expenses	**(291.2)**	(271.6)	
	Administration and other expenses	**(282.5)**	(276.3)	
		(1,065.8)	(1,047.5)	
	Philippines (item 14.3)	**(107.8)**	(351.4)	
		(1,173.6)	(1,398.9)	
1.24.11	**Total cost of goods sold and other expenses**	**(3,354.9)**	(3,784.2)	
1.24.12	Net assets sold of the Philippines operation, including related costs (item 12.7.2)	**(1,882.9)**	-	
1.24.13	**Total expenses from ordinary activities**	**(5,237.8)**	(3,784.2)	

Intangible and Extraordinary Items		Consolidated - current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	**1.2**	-	-	**1.2**
2.2	Amortisation of other intangibles	**0.4**	-	-	**0.4**
2.3	**Total amortisation of intangibles**	**1.6**	-	-	**1.6**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of Half Year Profits		Current period A$M	Previous corresponding period A$M	Change %
3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report)	**362.6**	78.9	**359.6**
3.2	Consolidated profit from ordinary activities after tax attributable to members for the 2nd half year	**85.2**	125.1	**(31.9)**
		447.8	204.0	**119.5**

	Consolidated Statement of Financial Position	At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash assets	**276.0**	530.5	278.7
4.2.1	Receivables	**446.3**	513.8	750.7
4.2.2	Cross currency swap receivables relating to interest-bearing liabilities	**207.8**	15.5	226.2
4.3	Investments	-	-	-
4.4	Inventories	**432.6**	601.1	392.0
4.5	Prepayments	**64.9**	195.8	65.3
4.6	**Total current assets**	**1,427.6**	1,856.7	1,712.9
	Non-current assets			
4.7.1	Receivables	**26.8**	80.8	28.8
4.7.2	Cross currency swap receivables relating to interest-bearing liabilities	**134.4**	285.9	393.1
4.8	Investments in associates	-	-	-
4.9.1	Investments in securities	**1.9**	7.0	4.3
4.9.2	Investments in bottlers' agreements	**3,169.3**	4,038.6	3,172.4
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised	-	-	-
4.12	Development properties	-	-	-
4.13	Property, plant and equipment	**1,540.8**	2,351.4	1,541.9
4.14	Intangibles	**7.4**	9.1	8.3
4.15.1	Prepayments	**16.7**	92.0	15.0
4.15.2	Future income tax benefits	**28.5**	67.1	28.1
4.16	**Total non-current assets**	**4,925.8**	6,931.9	5,191.9
4.17	**Total assets**	**6,353.4**	8,788.6	6,904.8
	Current liabilities			
4.18	Payables	**254.9**	419.1	270.3
4.19	Interest-bearing liabilities	**1,072.4**	1,230.5	1,462.9
4.20	Provisions	**107.3**	211.8	104.2
4.21	Accrued charges	**272.2**	284.5	214.7
4.22	**Total current liabilities**	**1,706.8**	2,145.9	2,052.1
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest-bearing liabilities	**1,442.9**	1,874.5	1,451.0
4.25	Provisions	**171.7**	286.7	155.9
4.26	Other	-	-	-
4.27	**Total non-current liabilities**	**1,614.6**	2,161.2	1,606.9
4.28	**Total liabilities**	**3,321.4**	4,307.1	3,659.0
4.29	**Net assets**	**3,032.0**	4,481.5	3,245.8
	Equity			
4.30.1	Contributed equity	**1,561.1**	3,543.9	3,568.7
4.30.2	Right to cancel contributed equity – (as part consideration for sale of the Philippines operation)	-	-	(1,773.1)
4.31	Reserves	**(93.6)**	(519.4)	(74.9)
4.32	Retained profits	**1,541.6**	1,435.2	1,503.9
4.33	**Equity attributable to members of Coca-Cola Amatil Limited**	**3,009.1**	4,459.7	3,224.6
4.34	Outside equity interests in controlled entities	**22.9**	21.8	21.2
4.35	**Total equity**	**3,032.0**	4,481.5	3,245.8
4.36	Preference capital included as part of 4.33	-	-	-
4.36(a)	Interest-bearing liabilities (net of cash assets and cross currency swap receivables)	**1,897.1**	2,273.1	2,015.9

	Consolidated Statement of Cash Flows	Current period A$M	Previous corresponding period A$M
	Cash flows related to operating activities		
7.1	Receipts from customers (inclusive of Australian GST)	**3,886.1**	4,254.3
7.2	Payments to suppliers and employees (inclusive of Australian GST)	**(3,343.3)**	(3,535.2)
7.3	Dividends received from associates	**-**	-
7.4	Other dividends received	**0.3**	0.3
7.5	Interest and other items of similar nature received	**32.4**	43.8
7.6	Interest and other costs of finance paid	**(196.9)**	(214.6)
7.7	Income taxes paid	**(59.7)**	(58.0)
7.8	Other:		
	Australian goods and services tax paid	**(50.8)**	(22.3)
7.9	**Net operating cash flows**	**268.1**	468.3
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	**(160.5)**	(228.9)
7.11	Proceeds from sale of property, plant and equipment	**10.4**	42.6
7.12	Payment for purchases of equity investments	**(0.5)**	(0.9)
7.13.1	Proceeds from sale of equity investments	**-**	-
7.13.2	Proceeds (net) from sale of the Philippines operation	**249.9**	
7.14	Loans to other entities	**-**	-
7.15	Loans repaid by other entities	**-**	-
7.16	Other:		
	Payment for purchases of other non-current assets	**-**	(8.6)
7.17	**Net investing cash flows**	**99.3**	(195.8)
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities	**19.9**	58.0
7.19	Proceeds from borrowings	**1,987.0**	1,535.8
7.20	Repayment of borrowings	**(2,264.3)**	(1,631.9)
7.21	Dividends paid	**(69.0)**	(124.5)
7.22	Other:		
	Payment for return of capital	**(270.8)**	-
7.23	**Net financing cash flows**	**(597.2)**	(162.6)
7.24	**Net (decrease) increase in cash held**	**(229.8)**	109.9
7.25	Cash at beginning of period	**479.7**	377.1
7.26	Exchange rate adjustments to item 7.25	**9.6**	(7.3)
7.27	**Cash at end of period** (*see Reconciliation of cash*)	**259.5**	479.7
	Non-Cash Investing and Financing Activities		
(i)	Part consideration for sale of the Philippines operation: Cancellation of contributed equity in Coca-Cola Amatil Limited	**1,773.1**	-
(ii)	Dividend satisfied by the issue of shares under the Dividend Reinvestment Plan	**41.2**	-

	Reconciliation of Cash		
	Reconciliation of cash at the end of the period to the related items in the accounts is as follows.		
8.1	Cash on hand and at bank	**107.9**	151.7
8.2	Deposits at call	**168.1**	378.8
8.3	Bank overdraft	**(1.5)**	(1.0)
8.4	Other:		
	Call deposits (included in loans)	**(15.0)**	(49.8)
8.5	**Total cash at end of period** (item 7.27)	**259.5**	479.7

Ratios	Current period	Previous corresponding period
Profit before tax/total revenue		
9.1 Consolidated profit from ordinary activities before tax (item 1.5) as a percentage of total revenue (item 1.24.7)	**8.8%**	7.0%
Profit after tax/shareholders equity		
9.2 Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	**14.9%**	4.6%
Profit after tax/average shareholders equity		
9.3 Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of average equity (similarly attributable) at the beginning and end of the period	**12.0%**	4.6%
Earnings Per Security (EPS)		
10.1(a) Basic EPS	**56.2¢**	19.7¢
10.1(b) Diluted EPS	**55.2¢**	19.6¢
10.1(c) Weighted average number of securities outstanding during the period used to calculate Basic EPS*	**796.1m**	1,038.0m
* *The calculation assumes the share cancellation relating to sale of the Philippines operation was carried out on the effective sale date of 27 April 2001.*		
Net Tangible Asset (NTA) Backing		
11.1 Net tangible asset backing per ordinary security	**$4.39**	$4.26

Ratios – Excluding Profit from Sale of the Philippines Operation		
Profit before tax/revenue from sales of beverages		
Consolidated profit from ordinary activities before tax (item 1.11.3) as a percentage of revenue from sales of beverages (item 1.1)	**7.7%**	7.3%
Profit after tax/average shareholders equity		
Consolidated net profit from ordinary activities after tax attributable to members (item 1.11.7) as a percentage of average equity (similarly attributable) at the beginning and end of the period	**5.4%**	4.6%
Earnings Per Security (EPS)		
Basic EPS	**25.3¢**	19.7¢
Diluted EPS	**25.0¢**	19.6¢
Weighted average number of securities outstanding during the period used to calculate Basic EPS*	**796.1m**	1,038.0m
* *The calculation assumes the share cancellation relating to sale of the Philippines operation was carried out on the effective sale date of 27 April 2001.*		

Details of Specific Receipts/Outlays, Revenues/Expenses		Current period A$M	Previous corresponding period A$M
12.1	Interest income included in determining item 1.5	27.7	46.4
12.2	Interest income included in item 12.1, but not yet received (if material)	2.6	7.3
12.3.	Interest costs excluded from borrowing expenses capitalised in asset values	-	0.4
12.4	Outlays capitalised in intangibles	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	181.6	225.5
12.6	Other specific relevant items not shown in item 1.24 Nil		

Other Specific Relevant Items Shown in item 1.24			
12.7.0	Profit from sale of the Philippines operation:		
12.7.1	Proceeds from sale of the Philippines operation	2,124.3	-
12.7.2	Net assets sold, including related costs	(1,882.9)	-
12.7.3	Profit on sale of the Philippines operation before tax	241.4	-
12.7.4	Income tax benefit	5.1	-
12.7.5	Profit from sale of the Philippines operation after tax	246.5	-

Control Gained Over Entities Having Material Effect

13.1 Coca-Cola Amatil Limited did not gain control over any entities during the period which has resulted in a material effect on this Report.

Loss of Control of Entities Having Material Effect

14.1	Name of entity	**Coca-Cola Bottlers Philippines, Inc**
		A$M
14.2	Consolidated profit from ordinary activities and extraordinary items after tax of the entity for the current period to the date of loss of control	**30.2**
14.3	Date to which the profit in item 14.2 has been calculated	**27 April 2001**
14.4	Consolidated profit from ordinary activities and extraordinary items after tax of the entity while controlled during the whole of the previous corresponding period	**55.3**
14.5	Contribution to consolidated profit from ordinary activities and extraordinary items from sale of interest leading to loss of control	**246.5**

Financial Reporting by Geographic Segments	2001 A$M	2000 A$M	2001 A$M	2000 A$M	2001 A$M	2000 A$M
			Revenue from sales of beverages		EBIT	
Ongoing business						
Australia			**1,675.1**	1,558.1	**262.1**	248.4
Oceania			**354.7**	332.0	**47.9**	49.0
South Korea			**844.5**	779.5	**26.2**	16.8
Indonesia			**396.7**	338.6	**36.1**	40.2
Total ongoing business			**3,271.0**	3,008.2	**372.3**	354.4
Philippines (item 14.3)			**404.3**	1,116.1	**52.9**	104.0
			3,675.3	4,124.3	**425.2**	458.4
Profit from sale of the Philippines operation					**241.4**	-
CCA Group - EBIT					**666.6**	458.4
Net borrowing expenses (item 1.3.2)					**(142.3)**	(159.3)
CCA Group – profit from ordinary activities before tax (item 1.5)					**524.3**	299.1
	Assets		Liabilities		Net assets	
Ongoing business						
Australia	**3,343.1**	3,378.8	**351.7**	323.5	**2,991.4**	3,055.3
Oceania	**558.8**	567.7	**52.5**	56.1	**506.3**	511.6
South Korea	**1,300.3**	1,286.9	**118.3**	107.4	**1,182.0**	1,179.5
Indonesia	**501.9**	396.2	**89.9**	70.5	**412.0**	325.7
Total ongoing business	**5,704.1**	5,629.6	**612.4**	557.5	**5,091.7**	5,072.1
Philippines (item 14.3)	-	2,252.7	-	242.5	-	2,010.2
Total assets and liabilities by segment	**5,704.1**	7,882.3	**612.4**	800.0	**5,091.7**	7,082.3
Assets and liabilities excluded from above (refer b) below)	**649.3**	906.3	**2,709.0**	3,507.1	**(2,059.7)**	(2,600.8)
CCA Group	**6,353.4**	8,788.6	**3,321.4**	4,307.1	**3,032.0**	4,481.5

a) The Group operates in the beverage industry, within which it manufactures, distributes and markets carbonated soft drinks, mineral waters, fruit juices and other alcoholic-free beverages.

b) Assets and liabilities shown against each segment exclude future income tax benefits, tax provisions and assets and liabilities which relate to the Group's financing activities.

Income Tax on Ordinary Activities	CCA Group Current period A$M
The prima facie income tax expense on pre tax profits for the period differs, or would differ but for compensatory items, by more than 15% from the amount of income tax expense in the profit and loss account mainly as a result of the following:	**Tax effect**
• non taxable gain from sale of the Philippines operation	**77.5**
• investment and development incentives	**13.3**
• overseas withholding tax	**(5.2)**
• non-allowable expenses	**(4.3)**
• overseas tax rates differential	**1.4**
• amounts (under) provided in prior years	**(1.2)**
• other	**0.6**
	82.1

Dividends

15.1	Date the dividend is payable	**28 March 2002**
15.2	Record date for determining entitlements to the dividend	**8 March 2002**
15.3	If it is a final dividend, has it been declared?	**Yes**

Amount Per Security			Amount per security	Franked amount per security at 30% tax rate (2000: 34%)
15.4	**Final dividend**	Current year	**7.0¢**	**3.5¢**
15.5		Previous year	6.0¢	2.5¢
15.6	**Interim dividend**	Current year	**7.0¢**	**3.5¢**
15.7		Previous year	6.0¢	2.5¢

Total Dividend Per Security		**Current year**	Previous year
15.8	Ordinary securities	**14.0¢**	12.0¢
15.9	Preference securities	**n/a**	n/a

Final Dividend on All Securities		**Current period A$M**	Previous corresponding period A$M
15.10	Ordinary securities	**47.9**	62.7
15.11	Preference securities	**n/a**	n/a
15.12	Other equity instruments	**n/a**	n/a
15.13	**Total**	**47.9**	62.7

Dividends payable may be reinvested in ordinary shares under the Company's Dividend Reinvestment Plan.

Last Date for Election Notices under this Plan	**8 March 2002**

Other disclosures in relation to dividends:

The unfranked portion of the dividend will be paid from the Company's foreign dividend account and will not attract dividend withholding tax.

Details of Aggregate Share of Profits of Associates and Joint Venture Entities

16.1 Coca-Cola Amatil Limited does not have any equity accounted associated entities or other material interests (other than controlled entities).

Material Interests in Entities which are not Controlled Entities

17.1 Coca-Cola Amatil Limited does not have any material interests in entities which are not controlled entities.

Issued and Quoted Securities at end of Current Period		Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1	**Preference securities**	-	-	n/a	n/a
18.2	Changes during current period	n/a	n/a	n/a	n/a
18.3.1	**Ordinary securities**	684,287,903	684,287,903	n/a	n/a
18.4.1	Changes during current period				
	(a) increase through issues	12,696,070	12,696,070		
	(b) decreases through returns of capital, buy-backs	(373,291,834)	(373,291,834)		
18.3.2	**Non-participating shares**	43,650,755	-	n/a	n/a
18.4.2	Changes during current period	-	-	n/a	n/a
18.5	**Convertible debt securities**	-	-	n/a	n/a
18.6	Changes during current period	n/a	n/a	n/a	n/a

CCA Executive Option Plan

18.7 Options on issue at end of period

No. of holders	Total number	Exercise price $	Date exercisable	Expiry date
16	427,500	4.11	Current	30 Aug 2004
108	1,030,500	4.76	Current	30 Aug 2005
616	1,969,250	9.69	Current	27 Jun 2006
1	60,000	7.30	Current	3 Apr 2007
880	2,031,400	10.08	Current	18 Jul 2007
237	69,400	9.37	Current	3 Sep 2007
1	35,000	6.49	Current	10 Dec 2007
2	500,000	7.14	Current	2 Apr 2008
768	4,580,510	4.53	Current	17 Aug 2008
2	815,000	6.61	16 Apr 2002	16 Apr 2009
1,261	4,772,635	6.49	12 Jul 2002	12 Jul 2009
1	135,000	4.31	8 Nov 2002	8 Nov 2009
1,343	10,770,200	2.97	10 Jul 2003	10 Jul 2010
1	222,000	4.25	6 Jun 2004	6 Jun 2011 *
1,115	6,270,100	5.44	17 Aug 2004	17 Aug 2011 *
	33,688,495	There is one share under option for each option.		

		Total number			
18.8	Options issued during current period	* 6,492,100	Current year forfeitures 382,110.		

		Total number		Proceeds $M	Market value $M
18.9	Options exercised during current period	2,638,950		10.8	13.9 (at date of exercise)

		Total number	Exercise price $		Expiry date
18.10	Options expired during current period	n/a			

		Total number	Number quoted
18.11	**Debentures**	n/a	n/a
18.12	**Unsecured notes**	n/a	n/a

Comments by Directors

Basis of Accounts Preparation

This is a general purpose financial report prepared in accordance with the listing rules and all applicable accounting standards. It should be read in conjunction with the last annual report and any announcements made to the market by the Company during the period.

This report does not include note information of the type normally included in the annual financial report.

Material factors affecting the revenues and expenses of the economic entity for the current period:
The following significant changes in the state of affairs of the Group occurred during the financial year –
Effective 27 April 2001, CCA sold the Philippines operation to San Miguel Corporation and The Coca-Cola Company following approval by the shareholders at the Company's Annual General Meeting held on that day. Total consideration was $2,124.3 million, comprising the buy-back and cancellation of 373.3 million fully paid ordinary shares in CCA ($1,773.1 million), together with cash of $351.2 million. The net profit after tax arising from the sale was $246.5 million.
Following a special resolution passed by shareholders at the Company's Annual General Meeting on 27 April 2001, the Company undertook a capital reduction by means of a return to ordinary shareholders of $0.40 per share. Payments to shareholders were made on 10 August 2001. The total amount of the capital reduction was $270.8 million.
No other significant changes in the state of affairs of the Group occurred during the financial year.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported.
NIL.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year:
The balance of the franking account adjusted for franking credits which will arise from payment of income tax provided for in the accounts and to be used in payment of dividends declared is $24.0 million. It is expected that dividends paid in the future will remain partly unfranked, principally due to the effect of the geographic mix of Coca-Cola Amatil's operations.

Changes in accounting policies since the last annual report are disclosed as follows:
All CCA Group accounting policies remain the same as those published in the 2000 Annual Report with the exception of:
Valuation of investments in bottlers' agreements
Previously these assets have been stated at directors' valuation, however under the requirements of AASB 1041 Revaluation of Non-Current Assets, the election has been made to deem these assets to be stated at cost.
There is no financial impact of this change in accounting policy for this report.
Provision for dividends
Previously, CCA recorded a provision for final dividend in the financial statements at balance date, based on declarations made subsequent to balance date but prior to the signing of the financial report. This dividend recognition policy was generally accepted practice in Australia. However, upon issue of the new accounting standard AASB 1044 Provisions, Contingent Liabilities and Contingent Assets (not applicable to CCA until the 2003 financial year), the dividend recognition policy has been changed to be consistent with this standard, in that a provision for dividend will only be raised when declaration is made prior to balance date.
Accordingly, no provision has been made for a final dividend in the 31 December 2001 financial statements. A provision for dividends of $62.7 million was raised in the 31 December 2000 financial statements.

Additional Disclosure for Trusts	
19.1 Number of units held by the management company or responsible entity or their related parties	n/a
19.2 A statement of the fees and commissions payable to the management company or responsible entity.	n/a
Annual Meeting	
The annual meeting will be held as follows:	
Place	**City Recital Hall, Angel Place, Sydney**
Date	**Wednesday, 24 April 2002**
Time	**10:00am**
Approximate date the annual report will be available	**Tuesday, 26 March 2002**

Compliance Statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX.

• Identify other standards used	n/a

2 This report and the financial statements upon which the report is based use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

(Tick one)

✓	The financial statements have been audited.		The financial statements have been subject to review.
	The financial statements are in the process of being audited or subject to review.		The financial statements have *not* yet been audited or reviewed.

5 There are no qualifications by the Company's Auditors to the Financial Statements.

6 The Company has a formally constituted audit committee.

Sign here: [signature] Date: 13 February 2002
Company Secretary

Print name: **DAVID A. WYLIE**

CCA Website

This release, along with the following documents can be found on CCA's website: http://www.ccamatil.com and will be available after the following times (Australian Eastern Summer Time):

• ASX announcement and media release	13 February by 9:00am
• Results presentation material	13 February to coincide with 2:30pm presentation start
• Results presentation audio replay	13 February by 7:00pm